Addendum to Management Agreement

To:        Miller Investment Trust

The Wellesley Office Park

20 William Street

Wellesley, Massachusetts 02481

Dear Board Members:

You have engaged us to act as the investment adviser to the Miller Convertible Fund (the “Fund”) pursuant to a management agreement dated as of December 21, 2007 (the “Agreement”). Effective March 1, 2009, we hereby contractually agree to permanently reduce the management fees payable under the Agreement from 1.00% of the average daily net assets of the Fund to 0.75% of the average daily net assets of the Fund. All other terms and conditions of the Agreement remain unchanged.

Very truly yours, WELLESLEY INVESTMENT ADVISORS, INC. By: /s/ Greg Miller____________________ Name: Greg Miller Title: CEO

Acceptance

The foregoing Agreement is hereby accepted.

MILLER INVESTMENT TRUST By: /s/ Greg Miller__________